                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549
                                    FORM 11-K



(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

         For the fiscal year ended December 31, 1998

                                       OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

     For the transition period from ________ to _________

Commission file number 0-12448

Flow International Corporation Voluntary Pension and Salary Deferral Plan

Flow International Corporation
23500 64th Ave. S.
Kent, WA  98032
(253) 850-3500

FLOW INTERNATIONAL CORPORATION
VOLUNTARY PENSION AND SALARY
DEFERRAL PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
DECEMBER 31, 1998

                         FLOW INTERNATIONAL CORPORATION
                   VOLUNTARY PENSION AND SALARY DEFERRAL PLAN

                              FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES

                                DECEMBER 31, 1998

                                      INDEX

                                                                          PAGE

Report of independent accountants                                            1

Statement of net assets available for plan benefits                          2

Statement of changes in net assets available for plan benefits               3

Notes to financial statements                                             4-14

SUPPLEMENTAL SCHEDULES (1)

   Schedule I - Schedule of assets held for investment purposes             15

   Schedule II - Schedule of reportable transactions                        16

(1) Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because such schedules are not applicable.

[PRICEWATERHOUSECOOPERS LETTERHEAD]


                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrative Committee of the Flow International Corporation Voluntary Pension and
Salary Deferral Plan


In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Flow International Corporation Voluntary Pension and Salary Deferral Plan at December 31, 1998 and 1997, and the changes in its net assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information listed in the accompanying supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers
PricewaterhouseCoopers LLP
Seattle, Washington
June 11, 1999

FLOW INTERNATIONAL CORPORATION
VOLUNTARY PENSION AND SALARY DEFERRAL PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
-------------------------------------------------------------------------------

                                                                               DECEMBER 31,
                                                                         1998              1997
ASSETS
Cash                                                                  $ 376,418

Investments, at market
    Large Company Fund                                                                  $4,164,210
    Small Company Fund                                                                   4,226,110
    Alliance Premier Growth Fund Cl A                                 2,882,148
    American Century 20th Ultra Advisor Fund                          1,674,873
    International Fund                                                                   3,201,141
    GAM International Fund                                            1,102,914
    Janus Worldwide Fund                                              2,075,447
    Money Market Fund                                                                    1,105,798
    Fidelity Advisor Prime Money Market Fund                          2,046,330
    Bond Fund                                                                              979,337
    Portico Bond Fund                                                                      133,297
    Firstar Bond Immdex. Fund                                           341,586
    Gabelli Westwood Balanced Fund                                      954,867
    Loomis Sayles Bond Fund Retail                                      423,066
    MFS MA Investors Trust - Cl A Fund                                  816,478
    Pimco Foreign Bond Fund Class A                                     203,230
    Safeco Growth Fund                                                1,076,777
    Stagecoach Lifepath 2010 Class A Fund                               333,765
    Stagecoach Lifepath 2020 Class A Fund                               146,957
    Stagecoach Lifepath 2030 Class A Fund                               217,191
    Stagecoach Lifepath 2040 Class A Fund                               144,639
    Vanguard 500 Fund                                                                    1,363,320
    Vanguard Index 500 Fund                                           1,606,525
    Vanguard Small Cap Fund                                                                824,259
    Vanguard Extended Market Porfolio Fund                              369,091
    FLOW Fund                                                           365,015            588,938
    Participant loans                                                   272,882             88,518

Contributions receivable                                                241,861            134,748

Loan payments receivable                                                  3,023              1,971

Interest and dividends receivable                                       255,007            114,926
                                                                ----------------   ----------------
                                                                   $ 17,930,090       $ 16,926,573
                                                                ----------------   ----------------
                                                                ----------------   ----------------

LIABILITIES
Accrued liabilities                                                    $  4,054          $  11,616
                                                                ----------------   ----------------
Net assets available for plan benefits                             $ 17,926,036       $ 16,914,957
                                                                ----------------   ----------------
                                                                ----------------   ----------------

   The accompanying notes are an integral part of these financial statements.

FLOW INTERNATIONAL CORPORATION
VOLUNTARY PENSION AND SALARY DEFERRAL PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
-------------------------------------------------------------------------------

                                                                               YEAR ENDED
                                                                               DECEMBER 31,
                                                                                  1998
Additions to net assets attributed to:
    Investment income
      Net appreciation in fair value of investments                              $ 953,288
      Interest                                                                     124,753
      Dividends                                                                    452,801
                                                                              -------------

                                                                                 1,530,842

    Employer contributions                                                         773,875
    Employee contributions                                                       1,719,569
    Participant rollovers from other qualified retirement plans                     48,883
                                                                              -------------

        Total additions                                                          4,073,169
                                                                              -------------
                                                                              -------------

Deductions from net assets attributed to:
    Benefits paid to participants                                                2,476,824
    Distributions resulting from divestiture (Note 2)                              435,738
    Administrative expenses                                                        149,528
                                                                              -------------

        Total deductions                                                         3,062,090
                                                                              -------------

        Net increase                                                             1,011,079

Net assets available for plan benefits:
    Beginning of year                                                           16,914,957
                                                                              -------------

    End of year                                                               $ 17,926,036
                                                                              -------------
                                                                              -------------

   The accompanying notes are an integral part of these financial statements.

FLOW INTERNATIONAL CORPORATION
VOLUNTARY PENSION AND SALARY DEFERRAL PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998
--------------------------------------------------------------------------------


1.       DESCRIPTION OF THE PLAN

         The Flow International Corporation Voluntary Pension and Salary Deferral Plan (the Plan) is a defined contribution plan for the benefit of nonbargaining employees of Flow International Corporation (the Company), effective October 1, 1986.

         The Plan is administered by the Advisory Committee appointed by the Board of Directors of the Company. Qualified employees may elect to contribute any amount between 1% and 15% of their salary. For employees meeting certain employment criteria, the Company shall contribute an amount equal to 50% of the first 6% of employee compensation contributed for employees with less than five years of service with the Company or 75% of the first 6% of employee compensation contributed for employees with five years or more of service. Contributions to the Plan are paid to a trust administered by the plan trustees under the terms of a trust agreement. The funds must be used for the exclusive benefit of plan participants and their beneficiaries.

         Employees are eligible for participation in the Plan upon the first quarterly open enrollment period after commencement of employment and are eligible for the employer match one year following that date. Employer contributions and earnings thereon vest with individual participants based upon years of service with the Company; participants achieve 100% vesting after five years of service or at a normal retirement age. Unvested employer contributions relating to terminated participants are forfeited and used to reduce the Company's future contributions to the Plan. Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vested benefits are payable upon the retirement, death, disability or request at termination of a participant's employment with the Company.

2.       SIGNIFICANT ACCOUNTING POLICIES

         VALUATION OF INVESTMENTS

         The accompanying financial statements have been prepared using the accrual basis of accounting.

         Deposit administration contracts (Note 4) are stated at contract value which approximates market value. Contract values represent contributions made under the contracts, plus interest on the contracts, less funds used to purchase annuities and pay related administrative expenses. Other investments are stated at the quoted market value.

         RECOGNITION OF INCOME AND EXPENSES

         Administrative expenses, including trustee and investment manager fees, are charged to the Plan and are reflected in these financial statements. These expenses totaled $149,528 for the year ended December 31, 1998.

         Investment transactions are recorded on the date of the purchase or sale. Gains or losses are determined based on the fair market value of investments on the date of a transaction.

FLOW INTERNATIONAL CORPORATION
VOLUNTARY PENSION AND SALARY DEFERRAL PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998
--------------------------------------------------------------------------------

         The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation and depreciation on those investments.

         ROLLOVERS

         The Plan allows transfers in from other qualified retirement plans. Rollovers or plan-to-plan transfers are included as a separate line item in the accompanying statement of changes in net assets available for plan benefits.

         PARTICIPANT LOANS

         The Plan provides loans to participants, which are considered a participant directed investment of their account. The loans represent a trust investment, but only the borrowing participants' accounts shall share in the interest paid on the loans or bear any expense or risk of loss because of the loans. Participant loans are secured by the vested portion of each borrower's account. The rate charged on the loan is the prime rate as of the date of the loan's approval. Net borrowings totaled $184,364 for the year ended December 31, 1998.

         TRANSFER OF PLAN ASSETS

         During 1997 the Company sold certain operating divisions. The Plan assets and obligations related to employees of these divisions were transferred out of the Plan to a successor plan.

         ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the period. Actual results could differ from those estimates.

3.       INVESTMENTS

         All plan investments are held in trust by Northwestern Trust and Investors Advisory Company (the Trustee). Prior to November 19, 1998, Plan participants directed their salary deferral and employer matching contributions to one or a combination of nine investment selections, known as the Large Company Fund, the Small Company Fund, the International Fund, the Money Market Fund, the Bond Fund, the Vanguard 500 Fund, the Vanguard Small Cap Fund, the Portico Bond Fund and the FLOW Fund.

         The Large Company Fund consists of two investment groups, Kunath, Karren, Rinne & Atkin and Morgan Stanley. Each of these investment groups invest in large companies that exhibit the potential for a high rate of earnings growth. The Small Company Fund consists of three investment groups, Crestone Capital Management, ICM Asset Management, and McKinley Capital Management. Each of these investment groups invest in stock of small to medium size companies that exhibit the potential for a high rate of earnings growth. The International Fund consists of the Euro-Pacific Growth Mutual Fund and the American Small Cap World Mutual Fund. Each of these funds invest in securities of companies located outside the United States.

FLOW INTERNATIONAL CORPORATION
VOLUNTARY PENSION AND SALARY DEFERRAL PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998
--------------------------------------------------------------------------------

         These funds are managed by American Funds. The Money Market Fund consists of investments in high-quality corporate and U.S. Government securities that have maturities of less than one year which are held in the Fidelity Institutional Cash Domestic Money Market Class 1 Fund. The Bond Fund invests in U.S. Government and Agency securities, corporate bonds issued by high-quality companies and deposit administration contracts with insurance companies. The Vanguard 500 Fund invests in securities included in the S&P 500 Index. The Vanguard Small Cap Fund consists of stock of small to medium size companies included in the Russell 2000 Index. The Portico Bond Fund consists primarily of fixed income securities with an average portfolio maturity of greater than five years. The FLOW Fund consists of FLOW International Corporation common stock which is publicly traded in the NASDAQ National Market. The investment in FLOW stock is managed directly by the Trustee.

         Effective November 19, 1998 the investment selections changed and plan participants began directing their salary deferral and employer matching contributions to one or a combination of eighteen investment selections, known as the Alliance Premier Growth Fund Class A, the American Century 20th Ultra Advisor Fund, the GAM International Fund, the Janus Worldwide Fund, the Fidelity Advisor Prime Money Market Fund, the Firstar Bond Immdex. Fund, the Gabelli Westwood Balanced Fund, the Loomis Sayles Bond Fund Retail, the MFS MA Investors Trust Class A Fund, the PIMCO Foreign Bond Fund Class A, the Safeco Growth Fund, the Stagecoach Lifepath 2010 Class A Fund, the Stagecoach Lifepath 2020 Class A Fund, the Stagecoach Lifepath 2030 Class A Fund, the Stagecoach Lifepath 2040 Class A Fund, the Vanguard Index 500 Fund, the Vanguard Extended Market Portfolio Fund and the FLOW fund described above.

         The Alliance Premier Growth Fund Class A and the American Century Ultra Advisor funds consist of investments in large companies that exhibit the potential for a high rate of earnings growth. The GAM International fund consists of investments in securities of companies located outside the United States. The Janus Worldwide Fund invests primarily in foreign and domestic common stocks. The Fidelity Advisor Prime Money Market Fund consists of investments in U.S. dollar denominated money market securities of domestic and foreign issuers, government securities and repurchase agreements. The Firstar Bond Immdex. Fund consists of investments in fixed-income securities with a dollar-weighted average portfolio maturity of more than five years. The Gabelli Westwood Balanced Fund consists of investments in common stocks or convertibles issued by seasoned companies with above-average historical earnings growth, or by smaller companies with outstanding potential for capital appreciation and in investment-grade U.S. dollar or foreign currency-denominated debt. The Loomis Sayles Bond Fund Retail consists of investments in debt securities and preferred stocks which provide investment return through a combination of current income and capital appreciation. The MFS MA Investors Trust Class A Fund consists of investments in common stocks and convertibles, emphasizing securities that management considers to be of high or improving quality. The PIMCO Foreign Bond Fund Class A consists of investments in fixed-income securities issued in at least three foreign countries. The SAFECO Growth Fund consists of investments in common stocks selected primarily for their capital appreciation potential. The Stagecoach Lifepath 2010, 2020, 2030 and 2040 Class A funds consist of investments in a mix of equities, debt securities and cash. The investment mix or allocation for each fund is dependent upon the projected year of retirement; 2010, 2020, 2030 or

FLOW INTERNATIONAL CORPORATION
VOLUNTARY PENSION AND SALARY DEFERRAL PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998
--------------------------------------------------------------------------------

         2040 and becomes more conservative as the fund nears its maturation. The Vanguard Index 500 Fund consists of investments in securities included in the S&P 500 Index. The Vanguard Extended Market Portfolio Fund consists of investments in a statistically selected sample of more than 5,000 medium and small capitalization stocks included in the Wilshire 4500 Index.

         Participants may transfer balances between funds as well as change the investment allocation daily.

FLOW INTERNATIONAL CORPORATION
VOLUNTARY PENSION AND SALARY DEFERRAL PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998
--------------------------------------------------------------------------------

Changes in net assets available for plan benefits by investment account for the year ended December 31, 1998:

                                               LARGE        SMALL                       MONEY                   VANGUARD
                                              COMPANY      COMPANY   INTERNATIONAL      MARKET       BOND          500
                                               FUND          FUND        FUND            FUND        FUND         FUND      SUBTOTAL
Additions to net assets attributed to
    Investment income
      Net appreciation (depreciation) in
      fair value of investments            $ (107,630)  $ (260,470)  $  146,070                  $    (36)  $  212,300   $   (9,766)
    Interest                                   10,367       25,960        1,319    $   47,120      28,410                   113,176
    Dividends                                  41,833       16,880       57,355                    13,314       38,537      167,919
                                           -----------  -----------  -----------  ------------  ----------  -----------  -----------

                                              (55,430)    (217,630)     204,744        47,120      41,688      250,837      271,329

    Employer contributions                    131,022      136,908      110,567        24,981      31,443       75,987      510,908
    Employee contributions                    281,044      307,869      232,046        49,652      59,818      190,998    1,121,427
    Participant rollovers from other
      qualified retirement plans                6,873        7,617        4,896                     7,736        3,371       30,493
                                           -----------  -----------  -----------  ------------  ----------  -----------  -----------

        Total additions                       363,509      234,764      552,253       121,753     140,685      521,193    1,934,157
                                           -----------  -----------  -----------  ------------  ----------  -----------  -----------

Participant transfers, net                 (3,821,967)  (3,906,682)  (3,187,298)   (1,030,227)   (852,172)  (1,618,483) (14,416,829)
                                           -----------  -----------  -----------  ------------  ----------  -----------  -----------

Loan transactions, net                        (22,186)     (21,274)     (18,413)         (655)     (1,105)           -      (63,633)
                                           -----------  -----------  -----------  ------------  ----------  -----------  -----------

Deductions from net assets attributed to
    Benefits paid to participants             616,846      423,543      504,712       203,810      72,248      323,631    2,144,790
    Distributions resulting from divesture     80,116       69,225       62,452         1,939     216,334                   430,066
    Administrative expenses                    34,137       69,577        8,740         3,511       3,213        4,989      124,167
                                           -----------  -----------  -----------  ------------  ----------  -----------  -----------

        Total deductions                      731,099      562,345      575,904       209,260     291,795      328,620    2,699,023
                                           -----------  -----------  -----------  ------------  ----------  -----------  -----------

    Net increase (decrease)                (4,211,743)  (4,255,537)  (3,229,362)   (1,118,389) (1,004,387)  (1,425,910) (15,245,328)

    Net assets available for plan benefits
      Beginning of year                     4,211,743    4,255,537    3,229,362     1,118,389   1,004,387    1,425,910   15,245,328
                                           -----------  -----------  -----------  ------------  ----------  -----------  -----------

      End of year                          $        -   $        -   $        -   $        -    $       -   $       -    $        -
                                           -----------  -----------  -----------  ------------  ----------  -----------  -----------

FLOW INTERNATIONAL CORPORATION
VOLUNTARY PENSION AND SALARY DEFERRAL PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998
--------------------------------------------------------------------------------

Changes in net assets available for plan benefits by investment account for the year ended December 31, 1998 (continued):

                                                                VANGUARD      PORTICO
                                           CARRY-FORWARD       SMALL CAP        BOND           FLOW      PARTICIPANT
                                              SUBTOTAL            FUND          FUND           FUND         LOANS         SUBTOTAL
Additions to net assets attributed to
    Investment income
      Net appreciation (depreciation) in
      fair value of investments               $    (9,766)   $  (115,938)   $    2,376     $    8,360    $     (301)   $  (115,269)
    Interest                                      113,176            476           111            158            18        113,939
    Dividends                                     167,919          5,782        10,107                                     183,808
                                           ---------------   ------------   -----------   ------------   -----------   ------------

                                                  271,329       (109,680)       12,594          8,518          (283)       182,478

    Employer contributions                        510,908         40,420         5,428         31,016                      587,772
    Employee contributions                      1,121,427        101,873        11,950         76,408                    1,311,658
    Participant rollovers from other
      qualified retirement plans                   30,493            818                          449                       31,760
                                           ---------------   ------------   -----------   ------------   -----------   ------------

        Total additions                         1,934,157         33,431        29,972        116,391          (283)     2,113,668
                                           ---------------   ------------   -----------   ------------   -----------   ------------

Participant transfers, net                    (14,416,829)      (749,835)      (46,361)      (235,881)                 (15,448,906)
                                           ---------------   ------------   -----------   ------------   -----------   ------------

Loan transactions, net                            (63,633)        (6,168)                      (1,047)      184,647        113,799
                                           ---------------   ------------   -----------   ------------   -----------   ------------

Deductions from net assets attributed to
    Benefits paid to participants               2,144,790        140,891        93,714         97,429                    2,476,824
    Distributions resulting from divesture        430,066          5,672                                                   435,738
    Administrative expenses                       124,167          4,989         1,211          1,921                      132,288
                                           ---------------   ------------   -----------   ------------   -----------   ------------

        Total deductions                        2,699,023        151,552        94,925         99,350             -      3,044,850
                                           ---------------   ------------   -----------   ------------   -----------   ------------

    Net increase (decrease)                   (15,245,328)      (874,124)     (111,314)      (219,887)      184,364    (16,266,289)

    Net assets available for plan benefits
      Beginning of year                        15,245,328        874,124       111,314        595,673        88,518     16,914,957
                                           ---------------   ------------   -----------   ------------   -----------   ------------

      End of year                               $       -      $       -     $       -    $   375,786    $  272,882    $   648,668
                                           ---------------   ------------   -----------   ------------   -----------   ------------

FLOW INTERNATIONAL CORPORATION
VOLUNTARY PENSION AND SALARY DEFERRAL PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998
--------------------------------------------------------------------------------

Changes in net assets available for plan benefits by investment account for the year ended December 31, 1998 (continued):

                                                             FIDELITY       FIRSTAR         GAM             JANUS
                                            CARRY-FORWARD  ADVISOR PRIME     BOND       INTERNATIONAL     WORLDWIDE
                                               SUBTOTAL      MM FUND     IMMDEX. INST.      FUND             FUND          SUBTOTAL
Additions to net assets attributed to
    Investment income
      Net appreciation (depreciation) in
      fair value of investments             $  (115,269)                 $    1,892      $   76,858     $   232,222     $   195,703
    Interest                                    113,939    $   10,814                                                       124,753
    Dividends                                   183,808                       3,689                           7,923         195,420
                                            ------------   -----------   -----------   -------------   -------------   -------------

                                                182,478        10,814         5,581          76,858         240,145         515,876

    Employer contributions                      587,772        10,499         3,205          15,885          27,191         644,552
    Employee contributions                    1,311,658        18,732         5,992          34,076          61,003       1,431,461
    Participant rollovers from other
      qualified retirement plans                 31,760        15,013                                                        46,773
                                            ------------   -----------   -----------   -------------   -------------   -------------

        Total additions                       2,113,668        55,058        14,778         126,819         328,339       2,638,662
                                            ------------   -----------   -----------   -------------   -------------   -------------

Participant transfers, net                  (15,448,906)    2,012,281       334,800       1,010,078       1,805,519     (10,286,228)
                                            ------------   -----------   -----------   -------------   -------------   -------------

Loan transactions, net                          113,799          (271)         (142)        (13,351)        (13,683)         86,352
                                            ------------   -----------   -----------   -------------   -------------   -------------

Deductions from net assets attributed to
    Benefits paid to participants             2,476,824                                                                   2,476,824
    Distributions resulting from divesture      435,738                                                                     435,738
    Administrative expenses                     132,288         2,101           351           1,132           2,131         138,003
                                            ------------   -----------   -----------   -------------   -------------   -------------

        Total deductions                      3,044,850         2,101           351           1,132           2,131       3,050,565
                                            ------------   -----------   -----------   -------------   -------------   -------------

    Net increase (decrease)                 (16,266,289)    2,064,967       349,085       1,122,414       2,118,044     (10,611,779)

    Net assets available for plan benefits
      Beginning of year                      16,914,957                                                                  16,914,957
                                            ------------   -----------   -----------   -------------   -------------   -------------

      End of year                           $   648,668    $2,064,967    $  349,085      $1,122,414     $ 2,118,044     $ 6,303,178
                                            ------------   -----------   -----------   -------------   -------------   -------------

FLOW INTERNATIONAL CORPORATION
VOLUNTARY PENSION AND SALARY DEFERRAL PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998
--------------------------------------------------------------------------------

Changes in net assets available for plan benefits by investment account for the year ended December 31, 1998 (continued):

                                                             GABELLI         LOOMIS       PIMCO           MFS
                                            CARRY-FORWARD    WESTWOOD     SAYLES BOND    FOREIGN      MA INVESTORS
                                               SUBTOTAL     BAL. FUND         FUND      BOND FUND      TRUST FUND       SUBTOTAL
Additions to net assets attributed to
    Investment income
      Net appreciation (depreciation) in
      fair value of investments             $   195,703    $   32,873    $    (8,976)   $ (2,295)    $   22,595      $   239,900
    Interest                                    124,753                                                                  124,753
    Dividends                                   195,420        15,344         25,388                     32,488          268,640
                                            ------------   -----------   ------------   ---------   ------------   --------------

                                                515,876        48,217         16,412      (2,295)        55,083          633,293

    Employer contributions                      644,552         6,061          2,505       2,306         10,585          666,009
    Employee contributions                    1,431,461        11,879          5,989       5,093         22,757        1,477,179
    Participant rollovers from other
      qualified retirement plans                 46,773                                    2,110                          48,883
                                            ------------   -----------   ------------   ---------   ------------   --------------

        Total additions                       2,638,662        66,157         24,906       7,214         88,425        2,825,364
                                            ------------   -----------   ------------   ---------   ------------   --------------

Participant transfers, net                  (10,286,228)      911,602        402,000     199,051        796,359       (7,977,216)
                                            ------------   -----------   ------------   ---------   ------------   --------------

Loan transactions, net                           86,352                          (69)                   (17,733)          68,550
                                            ------------   -----------   ------------   ---------   ------------   --------------

Deductions from net assets attributed to
    Benefits paid to participants             2,476,824                                                                2,476,824
    Distributions resulting from divesture      435,738                                                                  435,738
    Administrative expenses                     138,003           980            434         208            838          140,463
                                            ------------   -----------   ------------   ---------   ------------   --------------

        Total deductions                      3,050,565           980            434         208            838        3,053,025
                                            ------------   -----------   ------------   ---------   ------------   --------------

    Net increase (decrease)                 (10,611,779)      976,779        426,403     206,057        866,213       (8,136,327)

    Net assets available for plan benefits
      Beginning of year                      16,914,957                                                               16,914,957
                                            ------------   -----------   ------------   ---------   ------------   --------------

      End of year                           $ 6,303,178    $  976,779    $   426,403    $206,057     $  866,213      $ 8,778,630
                                            ------------   -----------   ------------   ---------   ------------   --------------

FLOW INTERNATIONAL CORPORATION
VOLUNTARY PENSION AND SALARY DEFERRAL PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998
--------------------------------------------------------------------------------
Changes in net assets available for plan benefits by investment account for the year ended December 31, 1998 (continued):


                                                               STAGECOACH    STAGECOACH   STAGECOACH   STAGECOACH
                                              CARRY-FORWARD     LIFEPATH      LIFEPATH     LIFEPATH     LIFEPATH
                                                 SUBTOTAL      2010A FUND    2020A FUND   2030A FUND   2040A FUND      SUBTOTAL
Additions to net assets attributed to
    Investment income
      Net appreciation (depreciation) in
      fair value of investments              $    239,900    $     (6,705)   $  (3,460)   $    (779)   $    (303)   $   228,653
    Interest                                      124,753                                                               124,753
    Dividends                                     268,640          22,335       12,781       16,581       12,879        333,216
                                             ------------    ------------    ---------    ---------    ---------    -----------

                                                  633,293          15,630        9,321       15,802       12,576        686,622

    Employer contributions                        666,009           1,878        3,152        2,108        2,098        675,245
    Employee contributions                      1,477,179           3,165        5,548        4,198        4,511      1,494,601
    Participant rollovers from other
      qualified retirement plans                   48,883                                                                48,883
                                             ------------    ------------    ---------    ---------    ---------    -----------

        Total additions                         2,825,364          20,673       18,021       22,108       19,185      2,905,351
                                             ------------    ------------    ---------    ---------    ---------    -----------

Participant transfers, net                     (7,977,216)        337,700      145,639      214,474      141,227     (7,138,176)
                                             ------------    ------------    ---------    ---------    ---------    -----------

Loan transactions, net                             68,550                                                                68,550
                                             ------------    ------------    ---------    ---------    ---------    -----------

Deductions from net assets attributed to
    Benefits paid to participants               2,476,824                                                             2,476,824
    Distributions resulting from divesture        435,738                                                               435,738
    Administrative expenses                       140,463             343          151          222          149        141,328
                                             ------------    ------------    ---------    ---------    ---------    -----------

        Total deductions                        3,053,025             343          151          222          149      3,053,890
                                             ------------    ------------    ---------    ---------    ---------    -----------

    Net increase (decrease)                    (8,136,327)        358,030      163,509      236,360      160,263     (7,218,165)

    Net assets available for plan benefits
      Beginning of year                        16,914,957                                                            16,914,957
                                             ------------    ------------    ---------    ---------    ---------    -----------

      End of year                            $  8,778,630    $    358,030    $ 163,509    $ 236,360    $ 160,263    $ 9,696,792
                                             ------------    ------------    ---------    ---------    ---------    -----------

FLOW INTERNATIONAL CORPORATION
VOLUNTARY PENSION AND SALARY DEFERRAL PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998
-------------------------------------------------------------------------------
Changes in net assets available for plan benefits by investment account for the year ended December 31, 1998 (continued):

                                                                ALLIANCE         AMERICAN        VANGUARD
                                              CARRY-FORWARD     PREMIER          CENTURY         INDEX 500
                                               SUBTOTAL       GROWTH FUND      20TH UAC FUND       FUND
Additions to net assets attributed to
    Investment income
      Net appreciation (depreciation) in
      fair value of investments                 $  228,653       $  375,834       $   80,484      $  205,943
    Interest                                       124,753
    Dividends                                      333,216           54,429                           11,478
                                             --------------  ---------------  ---------------  --------------

                                                   633,293          430,263           80,484         217,421

    Employer contributions                         675,245           33,416           23,767          22,926
    Employee contributions                       1,494,601           72,366           58,965          49,422
    Participant rollovers from other
      qualified retirement plans                    48,883
                                             --------------  ---------------  ---------------  --------------

        Total additions                          2,825,364          536,045          163,216         289,769
                                             --------------  ---------------  ---------------  --------------

Participant transfers, net                      (7,138,176)       2,467,794        1,559,891       1,352,318
                                             --------------  ---------------  ---------------  --------------

Loan transactions, net                              68,550          (20,980)         (14,737)         (5,310)
                                             --------------  ---------------  ---------------  --------------

Deductions from net assets attributed to
    Benefits paid to participants                2,476,824
    Distributions resulting from divesture         435,738
    Administrative expenses                        141,328            3,044            1,720           1,952
                                             --------------  ---------------  ---------------  --------------

        Total deductions                         3,053,025            3,044            1,720           1,952
                                             --------------  ---------------  ---------------  --------------

    Net increase (decrease)                     (8,136,327)       2,979,815        1,706,650       1,634,825

    Net assets available for plan benefits
      Beginning of year                         16,914,957
                                             --------------  ---------------  ---------------  --------------

      End of year                              $ 8,778,630      $ 2,979,815      $ 1,706,650     $ 1,634,825
                                             --------------  ---------------  ---------------  --------------




                                              VANGUARD          SAFECO           CASH
                                              EXT. MKT.         GROWTH         AND CASH
                                                FUND             FUND         EQUIVALENTS        TOTAL
Additions to net assets attributed to
    Investment income
      Net appreciation (depreciation) in
      fair value of investments                 $   9,831       $   52,543                       $  953,288
    Interest                                                                                        124,753
    Dividends                                      22,742           30,936                          452,801
                                             -------------  ---------------                  ---------------

                                                   32,573           83,479                        1,530,842

    Employer contributions                          4,685           13,836                          773,875
    Employee contributions                         11,628           32,587                        1,719,569
    Participant rollovers from other
      qualified retirement plans                                                                     48,883
                                             -------------  ---------------                  ---------------

        Total additions                            48,886          129,902                        4,073,169
                                             -------------  ---------------                  ---------------

Participant transfers, net                        358,440        1,023,315      $  376,418                -
                                             -------------  ---------------  --------------  ---------------

Loan transactions, net                             (4,875)         (22,648)                               -
                                             -------------  ---------------  --------------  ---------------

Deductions from net assets attributed to
    Benefits paid to participants                                                                 2,476,824
    Distributions resulting from divesture                                                          435,738
    Administrative expenses                           379            1,105                          149,528
                                             -------------  ---------------  --------------  ---------------

        Total deductions                              379            1,105               -        3,062,090
                                             -------------  ---------------  --------------  ---------------

    Net increase (decrease)                       402,072        1,129,464         376,418        1,011,079

    Net assets available for plan benefits
      Beginning of year                                                                          16,914,957
                                             -------------  ---------------  --------------  ---------------

      End of year                              $  402,072      $ 1,129,464      $  376,418      $17,926,036
                                             -------------  ---------------  --------------  ---------------

FLOW INTERNATIONAL CORPORATION
VOLUNTARY PENSION AND SALARY DEFERRAL PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998
-------------------------------------------------------------------------------

4.       DEPOSIT ADMINISTRATION CONTRACTS WITH INSURANCE COMPANIES

         As of December 31, 1997, the Plan had deposit administration contracts with Ameritas Financial Services and Aetna Life Insurance and Annuity Company, which were included in the Bond Fund and totaled $122,672 and $424,941, respectively. During the year ended December 31, 1998, the Plan's investment selections were changed and all deposit administration contracts were sold.

5.       FEDERAL INCOME TAXES

         The Plan received an updated favorable determination letter from the Internal Revenue Service dated February 10, 1995 as to the qualified status of the Plan. The Company is of the opinion that the Plan continues to fulfill the requirements of a qualified plan under Section 401(a) of the Internal Revenue Code and that the trust which forms a part of the Plan is not subject to tax. Accordingly, no provision for federal or state income taxes has been provided.

6.       BENEFIT OBLIGATIONS

         The Plan has properly excluded obligations totaling $0 and $195,186 for benefits payable to participants who have withdrawn from the Plan but were not paid at December 31, 1998 and 1997, respectively. This exclusion results in a difference between the Plan's financial statements and the Plan's December 31, 1997 Form 5500.

                             SUPPLEMENTAL SCHEDULES

FLOW INTERNATIONAL CORPORATION
VOLUNTARY PENSION AND SALARY DEFERRAL PLAN
ADDITIONAL INFORMATION - SCHEDULE I
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998
-------------------------------------------------------------------------------


DESCRIPTION                                                        COST           FAIR VALUE
Alliance Premier Growth Fund Class A                               $2,504,499        $2,882,148

American Century 20th Ultra Advisor Class Fund                      1,594,873         1,674,873

Fidelity Advisor Prime Money Market Fund                            2,046,330         2,046,330

Firstar Bond Immdex Fund                                              340,027           341,586

FLOW Fund
    FLOW International Common Stock                                   365,350           365,015

Gabelli Westwood Balanced Fund                                        924,446           954,867

GAM International Fund                                              1,026,817         1,102,914

Janus Worldwide Fund                                                1,844,003         2,075,447

Loomis Sayles Bond Fund Retail                                        430,670           423,066

MFS MA Investors Trust - Class A Fund                                 793,608           816,478

Pimco Foreign Bond Fund Class A                                       205,191           203,230

Safeco Growth Fund                                                  1,025,616         1,076,777

Stagecoach Lifepath 2010 Class A Fund                                 340,470           333,765

Stagecoach Lifepath 2020 Class A Fund                                 150,398           146,957

Stagecoach Lifepath 2030 Class A Fund                                 217,970           217,191

Stagecoach Lifepath 2040 Class A Fund                                 144,942           144,639

Vanguard Extended Market Portfolio                                    359,448           369,091

Vanguard Index 500 Fund                                             1,396,171         1,606,525

Participant loans
    Due through 9/18/2016
    Interest rates 8.5%-9%                                            272,882           272,882

FLOW INTERNATIONAL CORPORATION
VOLUNTARY PENSION AND SALARY DEFERRAL PLAN
ADDITIONAL INFORMATION - SCHEDULE II
SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1998
-------------------------------------------------------------------------------

                                                                                                   COST OF
                                                                                 SALES/         ASSETS SOLD/         GAIN/
                                                             PURCHASES         MATURITIES          MATURED          (LOSS)
Series of transactions with respect to
  securities when aggregated, involving
  in excess of 5% of the current value
  of plan assets at the beginning of
  the plan year

Fidelity Inst. Cash Domestic MMkt Class 1                    $ 18,074,837       $ 19,589,138      $ 19,589,138

Alliance Premier Growth Fund Class A                            2,921,951             42,618            39,803        $  2,815

American Century 20th Ultra Advisor Class Fund                  1,684,015              9,626             9,142             484

Europacific Growth Fund                                           312,039          2,844,393         2,693,269         151,124

Fidelity Advisor Prime Money Market Fund                        2,055,986              9,656             9,656

Gabelli Westwood Balanced Fund                                  1,046,192             93,777            91,325           2,452

GAM International Fund                                          1,130,383             28,228            27,469             759

Janus Worldwide Fund                                            2,089,492             14,824            14,045             779

Safeco Growth Fund                                              1,137,441             62,139            60,664           1,475

Smallcap World Fund                                               127,072            902,091           936,234         (34,143)

Van Kampen Morgan Stanley
    Value Fund Class A                                                             2,268,482         2,326,885         (58,403)

Vanguard Small Cap Fund                                           449,217          1,157,723         1,273,476        (115,753)

Vanguard Index 500 Fund                                         1,662,721          1,726,519         1,419,516         307,003